UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporación América Airports Announces an Agreement to Transfer its Ownership Interest in the Airport Concession company in Peru

Luxembourg, December 17, 2021— Corporación América Airports S.A. (NYSE: CAAP) (“CAAP” or the “Company”), the leading private airport operator in Latin America and the largest in the world by number of airports, announced today that it has signed an agreement to transfer its 50% ownership interest in Aeropuertos Andinos del Perú S.A. (“AAP”) to Andino Investment Holding S.A. (“Andino”). AAP was a joint venture between CAAP and Andino that in 2011 was awarded with the concession rights to operate the Peruvian airports located in the cities of Arequipa, Ayacucho, Juliaca, Puerto Maldonado and Tacna. Following this transaction, Andino now owns 100% of AAP.

CAAP’s decision to no longer operate in Peru is part of a long-term strategic plan that seeks to concentrate efforts and resources towards core and relevant assets in jurisdictions with long-term meaningful growth opportunities.

For the years ended December 31, 2020 and 2019, the Peru segment reported Adjusted EBITDA of $(6.6) million and $(5.1) million, respectively, and passenger traffic accounted for 4.8% and 4.3% of total traffic, respectively. AAP’s results of operations were not consolidated in CAAP’s results.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the leading private airport operator in Latin America, the largest in the world by number of airports and the tenth largest based on passenger traffic. The Company operates 53 airports in six countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name:	Andres Zenarruza
Title:	Head of Legal

By:	/s/ Jorge Arruda
Name:	Jorge Arruda
Title:	Chief Financial Officer

Date: December 20, 2021